BioXcel Therapeutics, Inc.

555 Long Wharf Drive
New Haven, Connecticut 06511

June 14, 2022

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Michael Davis

Re:	BIOXCEL THERAPEUTICS, INC.

Registration Statement on Form S-3 (Registration No. 333-265277)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-265277) (the “Registration Statement”) of BioXcel Therapeutics, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on June 16, 2022, or at such later time as the Company or its counsel may orally request via telephone call to the staff. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Keith L. Halverstam at (212) 906-1761 or Peter N. Handrinos at (617) 948-6060.

If you have any questions regarding the foregoing, please do not hesitate to contact Keith L. Halverstam at (212) 906-1761 or Peter N. Handrinos at (617) 948-6060, of Latham & Watkins LLP. Thank you in advance for your consideration.

Very truly yours,

BioXcel Therapeutics, Inc.

By:	/s/ Richard Steinhart
	Name:	Richard Steinhart
	Title:	Chief Financial Officer

cc:	Vimal Mehta, BioXcel Therapeutics, Inc.
Javier Rodriguez, BioXcel Therapeutics, Inc.
Peter N. Handrinos, Latham & Watkins LLP
Keith L. Halverstam, Latham & Watkins LLP